                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1 )(1)

                       AMERICAN SHARED HOSPITAL SERVICES
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   029595105
                       --------------------------------
                                (CUSIP Number)

                             MR. JOSHUA J. HARRIS
                          C/O APOLLO MANAGEMENT, L.P.
                    1301 AVENUE OF THE AMERICAS, 38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                (212) 261-4000

                                WITH COPIES TO:

MICHAEL D. WEINER, ESQ.                                ILAN S. NISSAN, ESQ.
APOLLO MANAGEMENT, L.P.                         O'SULLIVAN GRAEV & KARABELL, LLP
1999 AVENUE OF THE STARS, SUITE 1900           30 ROCKEFELLER PLAZA, 41ST FLOOR
LOS ANGELES, CALIFORNIA  90067                      NEW YORK, NEW YORK  10112
(310) 201-4100                                           (212) 408-2400

-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                March 12, 1998
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                             Page 2 of 4 Pages
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ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT

(a) Stockholder Agreement, dated as of March 12, 1998, among Holdings and certain stockholders of the Company.

(b) Stockholder Agreement, dated as of March 12, 1998 among Holdings and Ernest Bates, M.D.

(c) Securities Purchase Agreement, dated as of March 12, 1998, among the Company, Alliance, Holdings, and MMRI.
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                                                             Page  3 of 4 Pages
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     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth below in this statement is true, complete and correct. In addition, by signing below, the undersigned agree that this Schedule 13D may be filed jointly on behalf of each of Embarcadero Holding Corp. I, Alliance Imaging, Inc., Newport Investment LLC, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo Advisors II, L.P.

Dated as of the 30th day of March 1998.

EMBARCADERO HOLDING CORP. I


By: /s/ Joshua J. Harris
    ____________________________________________
    Name:   Joshua J. Harris
    Title:  Vice President


ALLIANCE IMAGING, INC.


By: /s/ Richard N. Zehner
    _____________________________________________
    Name:   Richard N. Zehner
    Title:  Chairman and Chief Executive Officer


NEWPORT INVESTMENT LLC

By: /s/ Michael D. Weiner
    __________________________________________
    Name:  Michael D. Weiner
    Title: Vice President


APOLLO INVESTMENT FUND III, L.P.

By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By: /s/ Michael D. Weiner
    __________________________________________
    Name:  Michael D. Weiner
    Title: Vice President
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                                                             Page  4 of 4 Pages
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APOLLO OVERSEAS PARTNERS III, L.P.

By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President


APOLLO (U.K) PARTNERS III, L.P.


By:  Apollo Advisors II, L.P.,
     its General Partner
By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President


APOLLO ADVISORS II, L.P.

By:  Apollo Capital Management II, Inc.,
     its General Partner

By:  /s/ Michael D. Weiner
     ___________________________________
     Name:  Michael D. Weiner
     Title: Vice President